Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Progen Pharmaceuticals Ltd subsidiary secures manufacturing contract from Hunter Immunology Ltd

Brisbane, Australia, 20th April 2010. Progen Pharmaceuticals Ltd (ASX:PGL, NASDAQ:PGLA) are pleased to announce that the company’s wholly owned subsidiary PharmaSynth Pty Ltd, a contract biopharmaceuticals manufacturing organisation, has secured a new contract with Hunter Immunology Limited. While the details of this agreement are confidential this new contract further validates PharmaSynth Pty Ltd as an important Australian based contract manufacturer with expertise in recombinant proteins, bacterial and viral vaccines, whole cell therapeutics and small molecule synthesis.

Hunter Immunology Ltd is a late stage biopharmaceutical company focused on respiratory markets. Its lead product, HI-164OV is an orally-administered immunotherapeutic aimed at reducing the number and severity of acute bronchitis in moderate to severe COPD (Chronic Obstructive Pulmonary Disease).

“This new contract continues our good relationship with PharmaSynth which successfully produced material for our Phase IIa trial and will provide the active ingredient for our forthcoming Phase IIb trial” said Dr Kevin Healey, Managing Director of Hunter Immunology Ltd.

“”We are pleased that our team at PharmaSynth Pty Ltd has been able to secure this important contract. We look forward to further collaborations with other Australian biopharmaceutical companies and with the recent changes to the R&D Tax credit there are now even more incentives in place for PharmaSynth to work with other companies” said Sue MacLeman, Chief Executive Officer, Progen Pharmaceuticals Ltd and Managing Director PharmaSynth Pty Ltd.

PharmaSynth has also been engaged to assist in the manufacture of Progen’s new clinical candidate PG545 for a Phase 1 trial expected to start later this year. As part of this, PharmaSynth is expanding its small molecule synthesis capabilities with the purchase of a pilot scale glass reactor train and the installation of a small fill and finish suite to manufacture sterile lyophilised vials.

Les Tillack, PharmaSynth’s CEO said that “This increase in our small molecule synthesis capabilities allows us to actively pursue the early phase synthetic molecule market which we see as an actively growing sector of the Biotech industry. This combined with over 15 years of experience in biopharmaceuticals allows us to potentially service most of the biotech projects in Australia and increasingly overseas.”

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation.  Progen has operations in Australia and the United States of America. www.progen-pharma.com

About Pharmasynth Pty Ltd

PharmaSynth is a Brisbane, Australia based, drug development and contract manufacturer serving the pharmaceutical, biotechnology and veterinary industries.

About Hunter Immunology Ltd www.hunterimmunology.com

Hunter Immunology Ltd is an unlisted public company developing a range of orally-administered immunotherapeutics which stimulate mucosal immunity to a range of difficult to treat infections. A Phase IIa trial of its lead product HI-164OV showed a significant reduction in the severity of acute bronchitis in moderate to severe COPD patients, including a 90% reduction in hospitalisation and a 60% reduction in the use of antibiotics.

For more information:
Sue MacLeman	Stephanie Paul
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+61 7 3230 5000
+61 437 211 200

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.